September 16, 2011
VIA EDGAR
Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-9303

Re:	Sysco Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2011
File No. 001-06544
Dear Ms. Ransom:
     This letter sets forth the response of Sysco Corporation (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 15, 2011, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A. For the convenience of the Staff, the Staff’s comment is restated in italics prior to our response.
     Recommendation Regarding the Frequency with which Sysco Will Conduct Stockholder Advisory Votes on Executive Compensation Item No. 3 on the Proxy Card, page 74
1.	We note your disclosure on page 74 regarding the advisory vote on the frequency of the advisory vote on the compensation of your named executive officers. As drafted, your disclosure in the third paragraph of this section and your resolution suggest that shareholders must either vote for or against the advisory vote being held every year. Please revise your disclosure and resolution to clarify that shareholders may vote that the advisory vote on compensation should occur every one, two or three years, or may abstain from voting. Please note that we do not object to the Board making a

September 16, 2011

recommendation, so long as all voting options available to the shareholders are clearly stated. Refer to Section II.B.3 of the Securities Act Release No. 33-9178 (adopted January 25, 2011).
     The Company respectfully acknowledges the Staff’s comment and will replace the disclosure currently included in our Preliminary Proxy Statement under the heading “Recommendation Regarding the Frequency with which Sysco will Conduct Stockholder Advisory Votes on Executive Compensation — Item No. 3 on the Proxy Card” with the disclosure included in Attachment A, which has been red-lined to show changes, in our Definitive Proxy Statement.
     On behalf of the Company, I acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this letter, please contact me at (281) 584-1460 or B. Joseph Alley, Jr. of Arnall Golden Gregory LLP at (404) 873-8688.

Sincerely, Sysco Corporation
By:
	Name:	Emily B. Sperandio
	Title:	Senior Director, Corporate Counsel — Securities and Corporate Governance

cc: Christopher F. Chase

September 16, 2011

Attachment A
RECOMMENDATION REGARDING THE FREQUENCY WITH WHICH SYSCO WILL CONDUCT
STOCKHOLDER ADVISORY VOTES ON EXECUTIVE COMPENSATION
ITEM NO. 3 ON THE PROXY CARD
     Pursuant to recent legislation and related SEC rules regarding the “Say on Pay” vote described under Proxy Item #2, many public companies, including Sysco, are required to provide stockholders this year with a non-binding vote regarding the frequency with which we will conduct future stockholder advisory votes on executive compensation. Stockholders have a choice of recommending that these Say on Pay votes be conducted once every one, two or three years, or to abstain . We believe that a Say on Pay vote will be most effective as a communication tool for our stockholders if it is conducted on an annual basis and, thus, recommend that you vote for Sysco to conduct an annual stockholder advisory vote on executive compensation at our annual meetings.
     We believe that a Say on Pay vote provides a meaningful way for stockholders to communicate with a company regarding their approval or disapproval of executive pay practices. However, the vote is only effective if it is part of an ongoing regular dialogue between a company and its stockholders. Because the nature of this type of stockholder feedback requires that votes cast will only be “For” or “Against” our executive compensation in a general sense, our Board of Directors and management will need to draw inferences from the vote as to what our stockholders most approve and/or disapprove of with respect to our pay practices. Were the vote to occur only once every two or three years, it may prove difficult to make use of the voting results to draw meaningful conclusions. A high percentage of “Against” votes could rightly be interpreted to have been cast with respect to various actions in different years. In the alternative, if the Say on Pay vote is conducted annually, it may become a more powerful tool, as we will be able to trace not only whether the vote gains 50% approval, but also fluctuations in our “For” and “Against” votes from year to year.
     While we hope that the advisory Say on Pay vote will become a useful communication tool for our stockholders, we believe that the vote will only be effective to the extent it fosters continued and specific dialogue between our company and our stockholders. You may choose to vote for the option of 1 year, 2 years or 3 years as the frequency for advisory votes on executive compensation, or you may abstain. We recommend that you vote for the option of 1 year as the frequency for advisory votes on executive compensation ~~following advisory resolution on the frequency of the executive compensation vote~~ and invite you into continued discussion with us regarding executive compensation generally.
     ~~“Resolved, that Sysco’s stockholders recommend an annual stockholder vote on the compensation paid to Sysco’s named executive officers, as disclosed in the annual proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.”~~
Required Vote
     The outcome of this advisory vote will be determined by a plurality of votes cast by the holders of shares entitled to vote in the election. Accordingly, abstentions and broker non-votes will not be relevant to the outcome. Stockholders may choose an annual, biennial or triennial frequency, i.e., every year, every two years or every three years, or they may abstain. The frequency option that receives the most votes will be deemed the option chosen by the advisory vote.
The Board of Directors recommends a vote for ANNUAL stockholder advisory votes on executive compensation